================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

================================================================================

                                   ELTEK LTD.



6-K Items


1. Eltek Ltd. Press Release re Eltek Holds Extraordinary Meeting dated May 19, 2003.

                                                                          ITEM 1

Press Release                                                 Source: Eltek Ltd.


Eltek Holds Extraordinary Meeting of Shareholders

Monday May 19, 11:20 am ET


PETACH-TIKVA, Israel, May 19 /PRNewswire-FirstCall/ -- Eltek Ltd., (Nasdaq: ELTK
- News) the leading Israeli manufacturer of advanced circuitry solutions, today announced that it held an Extraordinary Meeting of Shareholders on Thursday, May 15, 2003 at the Company's offices in Petach Tikva, Israel. A notice of the meeting and proxy materials were distributed to shareholders on or about April 15, 2003.

At the meeting, Eltek received shareholder approval for the issuance and private placement sale of a convertible promissory note in the principal amount of $500,000 to Merhav M.N. F. Ltd. or one of its subsidiaries. Merhav is a privately held Israeli company controlled by Mr. Joseph Maiman, Eltek's controlling shareholder.

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ELTEK LTD.
                                       ------------
                                       (Registrant)



                                       By: /s/Arieh Reichart
                                           -----------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   May 19, 2003